07020467

Apollo Hospitals

CHENNAI

touching lives

Date : January 5, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C, 20549-0302

SUPPL

RECEIVED
2007 JAN 19 A 10: 03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sir,

Sub : Board Meeting dated 5th January 2007

Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

We wish to inform you that the Board of Directors of the Company at its meeting held today approved, subject to required approvals being obtained, including approval of the members of the company to issue up to 1,550,000 warrants convertible into equity shares of Rs. 10/- each at a price not less than the price calculated in accordance with SEBI guidelines for preferential allotment of shares/warrants to Ms. Sangita Reddy, one of the promoters of the Company and the same would be issued on such terms and conditions as may be approved by the Board. The warrants shall be convertible (at the sole option of the warrant holder) at any time within a period of 18 months from the date of allotment of warrants.

An Extraordinary General Meeting is scheduled to be held on 9th February 2007 at 10.00 a.m. at Rani Seethai Hall, No. 603 Anna Salai, Chennai – 600 006 to seek members approval for the above said preferential issue.

Please take note of the same in your records.

PROCESSED

JAN 2 5 2007

THOMSON
FINANCIAL

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. Venkataraman

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

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